Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 13, 2021

VIA EDGAR TRANSMISSION

Ms. Yoon Choo
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
CrossingBridge Pre-Merger SPAC ETF (S000073002)

Dear Ms. Choo,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 10, 2021 regarding the Trust’s Post-Effective Amendment No. 769 (“PEA No. 769”) to its registration statement, filed on behalf of its series, the CrossingBridge Pre-Merger SPAC ETF (the “Fund”). PEA No. 769 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on June 21, 2021 for the purpose of registering the Fund as new series of the Trust. The Trust is filing this PEA No. 782 (“PEA No. 782”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

The Trust’s responses to your comments are as follows:

Prospectus

1.Staff Comment: The named index (ICE BofA 0-3 Year U.S. Treasury Index) is not a broad-based index for this Fund, i.e., one that provides investors a performance indicator.

Response: The Trust responds by supplementally noting that it respectfully disagrees and intends to utilize the ICE BofA 0-3 Year U.S. Treasury Index (the “Index”) as the Fund’s broad-based securities market index. Form N-1A requires a comparison of the Fund’s performance to that of an appropriate broad-based securities market index that Form N-1A requires to be one “that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index satisfies that definition.

The Trust further notes that the SEC has articulated the position that a fund has “a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests.” (Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990)). While the Fund will primarily invest in equity securities of SPACs, and the Index is comprised of fixed income securities, the Trust notes that the Fund’s Prospectus filed with PEA No. 769 provided disclosure regarding the Adviser’s view that the SPAC securities in which the Fund will invest share a number of similar characteristics with fixed income securities. The Trust deleted that disclosure at the Staff’s request, but the Adviser continues to believe that the SPAC securities in which the Fund will invest in have similar characteristics of fixed income securities.

2. Staff Comment: The Fund’s invest strategy is interspersed with a general discussion of SPACs. To give readers a clearer understanding of the Fund’s investment strategy, please revise to isolate the investment strategy and present it first.

Response: The Trust responds by revising the disclosure under “Principal Investment Strategies” as follows:

“The Fund is an actively managed exchange-traded fund (“ETF”) that under normal market conditions will invest at least 80% of its net assets, plus borrowings for investment purposes, in shares of common stock and units of Special Purpose Acquisitions Companies (“SPACs”) that have yet to consummate a shareholder-approved merger or business combination. The Fund seeks to invest in publicly-traded SPACs that at the time of purchase are trading at or below the SPAC’s pro rata trust account value.

The Fund will invest in SPACs that have a minimum total market capitalization of $100 million at the time of purchase by the Fund. The Fund will invest primarily in U.S.-listed SPACs, and may also invest in SPACs that are domiciled or listed outside of the U.S., including SPACs listed in Canada, the Cayman Islands, Bermuda and the Virgin Islands.

The Fund may invest in securities offered in a SPAC initial public offering (“IPO”). As part of its participation in a SPAC IPO, pursuant to which the Fund will acquire SPAC common stock or units at or below the pro rata trust account value, the Fund may also receive additional securities that may include founder shares and founder warrants at no additional cost. Such founder shares and founder warrants may have restrictions on resale. Except to the extent that the Fund holds founder shares and founder warrants of a SPAC, the Adviser will submit a redemption notice to a SPAC sponsor or dispose of any SPAC common stock or units held by the Fund generally no later than 10 business days following the consummation of a shareholder-approved merger or business combination. Depending on market pricing, the Fund generally intends to sell warrants that it receives in connection with the purchase of a SPAC’s units in order to reduce the cost basis of each investment, which may generate additional returns for the shareholder.

A SPAC (or “blank check company”) is a company with no commercial operations that is established solely to raise capital through an IPO for the purpose of acquiring an existing operating company. A SPAC is publicly traded and is formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more other operating companies. Generally, a SPAC is formed by sponsors holding founder shares with an approximately 20% equity interest in the SPAC. SPACs may offer units, typically comprised of one share of common stock of the SPAC and a warrant (or portion of a warrant) to purchase common stock of the SPAC or its successor entity upon or after a business combination. A warrant is a security that allows its holder to purchase a specified amount of common stock at a specified price for a specified time. Typically, a SPAC’s IPO net proceeds are placed in an interest-bearing trust account for the benefit of the SPAC’s common stock shareholders until a merger or business combination is completed or the SPAC is liquidated for not having completed a merger or business combination. The value of the trust account divided by the number of shares issued by a SPAC provides a pro rata trust account value. The SPAC sponsor may have contributed additional monies into the trust account to over-collateralize the amount in excess of the IPO net proceeds. SPACs often have pre-determined time frames to complete a business combination (generally two years) or the SPAC will liquidate. Unless and until a business combination is completed, a SPAC generally invests its IPO net proceeds in U.S. government securities, U.S. agency securities, money market securities and cash, and such assets are held in a trust account.

SPAC common stock shareholders of record have the right to redeem their shares for the pro rata trust account value rather than participating as a shareholder of a successful merger or business combination. Trust account proceeds that were not distributed to common stock shareholders exercising their redemption rights are contributed as cash to the successor entity and those SPAC common stock shareholders not exercising their redemption rights will receive common stock shares of the successor entity.

The Fund may invest up to 20% of its total assets in fixed income securities for cash management purposes or due to a lack of suitable investment opportunities. The Fund defines fixed income securities to include: bills, notes, bonds, debentures, convertible bonds, loan participations, syndicated loan assignments, floating-rate securities, and other evidence of indebtedness issued by U.S. or foreign corporations, governments, government agencies or government instrumentalities, including floating-rate securities, convertible bonds and preferred stocks. Floating-rate securities provide interest income that can increase or decrease with interest rates. The Fund invests in individual fixed income securities without restriction as to issuer credit quality, capitalization or security maturity. The Fund will only invest in fixed income securities denominated in U.S. dollars issued by issuers domiciled in North America or developed markets.

Investment decisions for the Fund are made by CrossingBridge Advisors, LLC (the “Adviser”). The Adviser will utilize both quantitative and qualitative analysis to identify investment opportunities with favorable attributes. Quantitative analysis will primarily focus on the current market price relative to a SPAC’s underlying pro rata trust account value as well as the yield to expected liquidation or redemption date. Qualitative analysis may include factors such as a SPAC sponsors’ background and experience, target industry, and terms of an announced transaction (i.e., a publicly announced merger or business combination between a SPAC and target company). The Adviser tracks publicly-traded SPAC common stock shares and units to evaluate return profiles. In managing the Fund’s portfolio, the Adviser will engage in frequent trading, which may result in a high portfolio turnover rate.”

3. Staff Comment: In the second paragraph of the Fund’s Principal Investment Strategies, move the first sentence after the second sentence.

Response: The Trust responds by referring to the response to Comment No. 2, above.

4. Staff Comment: In the third paragraph of the Fund’s Principal Investment Strategies, please indicate whose common stock may be purchased.

Response: The Trust responds by referring to the response to Comment No. 2, above, which includes the following disclosure:

“SPACs may offer units, typically comprised of one share of common stock of the SPAC and a warrant (or portion of a warrant) to purchase common stock of the SPAC or its successor entity upon or after a business combination.”

5. Staff Comment: Please combine the fifth paragraph of the Fund’s Principal Investment Strategies with the fourth paragraph and remove any duplicative disclosure.

Response: The Trust responds by referring to the response to Comment No. 2, above.

6. Staff Comment: Please consider moving sentences 4, 5 and 6 of paragraph 6 to Item 9.

Response: The Trust responds by making the requested change.

7. Staff Comment: Consider removing duplicative disclosure in paragraph 6.

Response: The Trust responds by referring to the response to Comment No. 2, above.

8. Staff Comment: Consider deleting the disclosure in Equity Securities Risk pertaining to SPACs “domiciled or listed outside of the U.S.” as it is duplicative of Foreign Domicile Jurisdiction Risk below.

Response: The Trust responds by revising the “Equity Securities Risk” disclosure as follows:

“Equity Securities Risks. The stock or other security of a company may not perform as well as expected, and may decrease in value, because of factors related to the company (such as poorer than expected earnings or certain management decisions) or to the industry in which the company is engaged (such as a reduction in the demand for products or services in a particular industry). Market and economic factors may adversely affect securities markets generally, which could in turn adversely affect the value of the Fund’s investments, regardless of the performance or expected performance of companies in which the Fund invests. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change.” ~~The Fund may invest in SPACs domiciled or listed outside of the U.S., including, but not limited to, Canada, the Cayman Islands, Bermuda and the Virgin Islands. Investments in SPACs domiciled or listed outside of the U.S. may involve risks not generally associated with investments in the securities of U.S. SPACs, such as risks relating to political, social, and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices. Further, tax treatment may differ from U.S. SPACs and securities may be subject to foreign withholding taxes.~~

9. Staff Comment: Please conform Initial Public Offerings (“IPO”) Risk to the revised IPO Risk in Item 9.

Response: The Trust responds by revising the “Initial Public Offerings (“IPO”) Risk” disclosure as follows:

“Initial Public Offerings (“IPO”) Risk. The Fund may invest in securities offered in SPAC IPOs or in SPACs that have recently completed an IPO. The stocks of such companies are unseasoned equities lacking a trading history, a track record of reporting to investors, and widely available research coverage. The market value of SPAC IPO shares can have significant volatility due to factors such as the absence of a prior public market, unseasoned trading, a small number of shares available for trading and limited information about the issuer. The purchase of SPAC IPO shares may involve high transaction costs and the Fund may lose money on an investment in such securities.”

10. Staff Comment: Please consider removing Management Risk as it is duplicative of Active Management Risk.

Response: The Trust responds by deleting the “Management Risk” disclosure in the Prospectus.

11. Staff Comment: With regards to “U.S. Government and U.S. Agency Obligations Risk”, the Trust states that SPACs may invest directly in government securities. Please revise to indicate that the Fund may invest in these instruments.

Response: The Trust responds by revising the “U.S. Government and U.S. Agency Obligations Risk” disclosure as follows:

“U.S. Government and U.S. Agency Obligations Risk. The Fund, and the SPACs in which the Fund invests, may invest in securities issued by the U.S. government or its agencies or instrumentalities. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury. Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government- sponsored enterprises) where it is not obligated to do so.”

12. Staff Comment: Please apply the same general comments provided in the Summary Prospectus to the Item 9 Principal Investment Strategies and Principal Risks sections.

Response: The Trust responds by applying any applicable comments provided with regard to the Summary Prospectus disclosure to the Fund’s Item 9 disclosure.

Statement of Additional Information

13. Staff Comment: In the fifth paragraph under The Trust, strike “is not likely to succeed” and replace with “not likely to succeed (as defined in the Declaration of Trust)”.

Response: The Trust responds by revising the fifth paragraph under “The Trust” as follows:

“Pursuant to the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), and subject to the limitations disclosed in the Declaration of Trust, a Fund shareholder may only bring a derivative action if (i) the shareholder or shareholders make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed (as defined in the Declaration of Trust); (ii) shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who hold at least 10% of the outstanding voting securities of the Trust, or 10% of the outstanding voting securities of the series or class to which such action relates, shall join in the request for the Board of Trustees to commence such action; and (iii) the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and, subject to applicable exceptions included in federal securities laws, shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.”

14. Staff Comment: In the fifth paragraph under The Trust, please disclose that the requirement to join shareholders holding at least 10% of the Fund or class, and the undertaking to reimburse the Fund for the expense of Advisors the Board hires in its investigation of the demand in the event the Board determines not to take action, does not apply to claims rising under federal securities laws. Please also move this discussion to the Prospectus.

Response: The Trust responds by referring to the response to Comment No. 13, above. The Trust also undertakes to move the revised disclosure to the “Management and Organization of the Fund” section of the Prospectus.

15. Staff Comment: In Fundamental Investment Restriction #3, if SPACs are typically classified as a financial company, then please explain why does the carve out not relate to concentration in financial companies? Please revise, or, if SPACs are not considered to be members of any industry, please delete.

Response: The Trust responds by revising Fundamental Investment Restriction #3 as follows:

“The Fund may not

Concentrate its investments (i.e., invest 25% or more of its net assets, calculated at the time of purchase and taken at market value), in securities of issuers in any one industry~~, except to the extent that equity securities of SPACs are considered to be issued by members of an industry or group of industries~~. For purposes of this limitation, (i) securities of other investment companies, (ii) securities issued or guaranteed as to principal and/or interest by the U.S. Government, its agencies or instrumentalities and tax-exempt securities of state or municipal governments and their political subdivisions, agencies or instrumentalities, (iii) repurchase agreements collateralized by the instruments described in clause (ii) and (iv) securities of SPACs, are not considered to be issued by members of any industry;”

16. Staff Comment: In the last paragraph of Fundamental Investment Restrictions, to the extent the Fund has timely access to portfolio information on underlying funds in which it invests, the Fund should take that information into account when determining if it is in compliance with its own concentration policy.

Response: The Trust responds by undertaking to look through to the holdings of any underlying funds in which it invests to determine if it is in compliance with its own concentration policy noting that, as disclosed in the SAI, the Fund will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

_________________________________
John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers